FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                January 26, 2007

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: January 26, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary









                     BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:  The FSA



Date: 24 January 2007

Name of applicant:                                         Smith & Nephew plc


Name of scheme:                                            1985 Executive Share Option Scheme

Period of return:                           From:          23 July 2006           To:        23 January 2007

Balance under scheme from previous return:                 49,103

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   30,525
period:

Balance under scheme not yet issued/allotted at end of     18,578
period

Number and class of securities originally listed and the   85,000 Ordinary Shares of US$ 20 cents each listed on
date of admission                                          23 January 2006

Total number of securities in issue at the end of the      943,855,774 ordinary shares of US$ 20 cents each
period


Name of contact:                                           Phil Higgins

Address of contact:                                        15 Adam Street, London, WC2N 6LA

Telephone number of contact:                               0207 960 2228




SIGNED BY   Paul Chambers, Company Secretary

            for and on behalf of

            Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.







                       BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 24 January 2007


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            1990 International Executive Share Option Scheme

Period of return:                           From:          23 July 2006           To:        23 January 2007

Balance under scheme from previous return:                 1,619,395

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   340,834
period:

Balance under scheme not yet issued/allotted at end of     1,278,561
period

Number and class of securities originally listed and the   1,850,000 ordinary shares of US$ 20 cents each on 23 January
date of admission                                          2006

Total number of securities in issue at the end of the      943,855,774 ordinary shares of US$ 20 cents each
period


Name of contact:                                           Phil Higgins
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

            for and on behalf of

            Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.








                      BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 24 January 2007


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            1991 Overseas Employee Share Option Scheme

Period of return:                           From:          23 July 2006           To:        23 January 2007

Balance under scheme from previous return:                 27,500

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   11,870
period:

Balance under scheme not yet issued/allotted at end of     15,630
period

Number and class of securities originally listed and the   27,500 ordinary shares of US$ 20 cents each originally
date of admission                                          listed on 23 January 2006

Total number of securities in issue at the end of the      943,855,774 ordinary shares of US$ 20 cents each
period


Name of contact:                                           Phil Higgins

Address of contact:                                        15 Adam Street, London, WC2N 6LA

Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

            for and on behalf of

            Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                      BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 24 January 2007


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            2001 UK Approved Share Option Scheme

Period of return:                           From:          23 July 2006           To:        23 January 2007

Balance under scheme from previous return:                 489,300

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   27,868
period:

Balance under scheme not yet issued/allotted at end of     461,432
period

Number and class of securities originally listed and the   500,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      943,855,774 ordinary shares of US$ 20 cents each
period


Name of contact:                                           Phil Higgins

Address of contact:                                        15 Adam Street, London, WC2N 6LA

Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

            for and on behalf of

            Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.











                      BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 24 January 2007


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            2001 UK Unapproved Share Option Scheme

Period of return:                           From:          23 July 2006           To:        23 January 2007

Balance under scheme from previous return:                 912,183

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   318,950
period:

Balance under scheme not yet issued/allotted at end of     593,233
period

Number and class of securities originally listed and the   1,000,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      943,855,774 ordinary shares of US$ 20 cents each
period


Name of contact:                                           Phil Higgins

Address of contact:                                        15 Adam Street, London, WC2N 6LA

Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

            for and on behalf of

            Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.









                      BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 24 January 2007


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            2001 US Share Option Scheme

Period of return:                           From:          23 July 2006           To:        23 January 2007

Balance under scheme from previous return:                 1,059,410

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   795,525
period:

Balance under scheme not yet issued/allotted at end of     263,885
period

Number and class of securities originally listed and the   1,500,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      943,855,774 ordinary shares of US$ 20 cents each
period


Name of contact:                                           Phil Higgins

Address of contact:                                        15 Adam Street, London, WC2N 6LA

Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

            for and on behalf of

            Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.











                      BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 24 January 2007


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            International Employees Share Option Scheme

Period of return:                           From:          23 July 2006           To:        23 January 2007

Balance under scheme from previous return:                 952,058

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   168,343
period:

Balance under scheme not yet issued/allotted at end of     783,715
period

Number and class of securities originally listed and the   1,000,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      943,855,774 ordinary shares of US$ 20 cents each
period


Name of contact:                                           Phil Higgins

Address of contact:                                        15 Adam Street, London, WC2N 6LA

Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

            for and on behalf of

            Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                      BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 24 January 2007


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            UK Employee Share Option Scheme

Period of return:                           From:          23 July 2006           To:        23 January 2007

Balance under scheme from previous return:                 1,432,579

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   550,687
period:

Balance under scheme not yet issued/allotted at end of     881,892
period

Number and class of securities originally listed and the   1,500,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      943,855,774 ordinary shares of US$ 20 cents each
period


Name of contact:                                           Phil Higgins

Address of contact:                                        15 Adam Street, London, WC2N 6LA

Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

            for and on behalf of

            Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.